UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EAGLE TEST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

270006109

(CUSIP Number)

Eileen Casal, Esq.

600 Riverpark Drive

North Reading, Massachusetts 01864

(978) 370-2700

with copies to:

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2008

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 9	Schedule 13D

CUSIP No. 270006109

1	NAME OF REPORTING PERSON Teradyne, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,070,784
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,070,784*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON (See instructions) CO

*	An aggregate of 9,070,784 shares of Eagle Test Systems, Inc. (the “Issuer”) common stock are subject to Stockholder Agreements dated September 1, 2008 (the “Stockholder Agreements”) entered into between Teradyne, Inc. (“Teradyne”) and each of the stockholders of the Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below). Teradyne expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholder Agreements, and this Schedule 13D shall not be construed as an admission that Teradyne is the beneficial owner of any securities covered by this Schedule 13D. Based on the number of shares of Issuer common stock outstanding as of August 29, 2008 (as represented by the Issuer in the Merger Agreement (as defined herein)), the number of shares of the Issuer’s common stock covered by the Stockholder Agreements represents approximately 39.4% of the Issuer’s outstanding common stock. (The number of shares of the Issuer’s common stock reported in this Schedule 13D as covered by the Stockholder Agreements excludes 14,815 shares subject to options held by Theodore Foxman that are immediately exercisable or exercisable within 60 days).

Page 3 of 9	Schedule 13D

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Teradyne, Inc. a Massachusetts corporation (“Teradyne”), in connection with those certain Stockholder Agreements, each dated as of September 1, 2008, by and among Teradyne and each of Leonard A. Foxman, Theodore D. Foxman, Foxman Family LLC, TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (each, individually, a “Stockholder” and collectively, the “Stockholders”), respectively. The Stockholder Agreements were entered into in connection with the signing of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 1, 2008, by and among Teradyne, Turin Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Teradyne (“Merger Sub”), and Eagle Test Systems, Inc., a Delaware corporation (the “Issuer”). The Merger Agreement provides for, subject to the satisfaction or waiver of the conditions set forth therein, Teradyne’s acquisition of the Issuer via the merger of Merger Sub with and into the Issuer with the Issuer as the surviving corporation (the “Merger”).

Item 1.	Security and Issuer.

This Statement relates to shares of common stock, par value $0.01 per share (“Common Stock”) of the Issuer. The principal executive office of the Issuer is located at 2200 Millbrook Drive, Buffalo Grove, IL 60089.

Item 2.	Identity and Background.

This Statement is being filed by Teradyne. The address of the principal business and the principal offices of Teradyne is 600 Riverpark Drive, North Reading, Massachusetts 01864. Teradyne is a leading supplier of Automatic Test Equipment.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Teradyne are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, neither Teradyne, nor, to the knowledge of Teradyne, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Stockholder Agreements have been entered into to secure the support of certain of the Issuer’s directors and stockholders for the Merger pursuant to the Merger Agreement. Teradyne acquired shared voting power with respect to the shares of Common Stock owned by the Stockholders via execution of the Stockholder Agreements. As of the date of this Statement, Teradyne has not paid any funds or other consideration relating to the “beneficial ownership” of Common Stock reported herein.

Teradyne estimates that the total amount of funds and other consideration required to complete the Merger and to pay related fees and expenses will be approximately $250 million. This figure is net of the cash acquired and includes the fair value of fully vested employee equity instruments. Teradyne has secured a bridge financing commitment in connection with the transaction.

Schedule B hereto sets forth, to the knowledge of Teradyne, the number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Exchange Act) by each Stockholder.

Item 4.	Purpose of Transaction.

On September 1, 2008, Teradyne, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, Teradyne will acquire the Issuer via the Merger. Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Teradyne. The primary intent of Teradyne is to complete the Merger so that Teradyne acquires control of the Issuer. The Merger is conditioned upon, among other things, the holders of a majority of the outstanding shares of Issuer Common Stock adopting the Merger Agreement and approving the Merger.

Page 4 of 9	Schedule 13D

Upon consummation of the Merger, each outstanding share of Common Stock (other than (1) any shares of Common Stock owned by Teradyne, Merger Sub or the Issuer or any of their respective subsidiaries or affiliates, or (2) any shares of Common Stock that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $15.65 per share in cash, without interest and subject to any required withholdings of taxes (the “Merger Consideration”).

Upon consummation of the Merger, each stock option outstanding under the Issuer’s equity incentive plans, whether or not then vested or exercisable, will automatically convert into the right to acquire shares of Teradyne common stock, on substantially the same terms and conditions as were applicable under such Issuer stock option (including vesting schedule) except that

•

the number of shares of Teradyne common stock subject to each such option or right shall be determined by multiplying the number of shares of Issuer Common Stock subject to such option immediately prior to the Merger by a fraction (the “Equity Award Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Teradyne common stock on the New York Stock Exchange over the five consecutive trading days immediately preceding (but not including) the date on which the Merger occurs (rounded down to the nearest whole share); and

•

the exercise price per share of Teradyne common stock (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Issuer Common Stock otherwise purchasable pursuant to such option immediately prior to the Merger divided by (y) the Equity Award Exchange Ratio.

Upon consummation of the Merger, the (i) directors of Merger Sub will be appointed as the directors of the Issuer and (ii) certificate of incorporation and bylaws of the Issuer will be restated in forms attached to the Merger Agreement.

Following the Merger, the shares of Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.

As an inducement to enter into the Merger Agreement, and in consideration thereof, each Stockholder, solely in such Stockholder’s capacity as stockholder of the Issuer, entered into a Stockholder Agreement with Teradyne.

Pursuant to the Stockholder Agreements, each Stockholder has agreed to vote his or her shares of Common Stock (a) in favor of the Merger Agreement and the Merger and (b) against any alternative proposal. In addition, under the Stockholder Agreements (so long as they remain in effect), each Stockholder has granted an irrevocable proxy to and appointed Teradyne or any nominee of Teradyne as such Stockholder’s proxy and attorney-in-fact to vote all of the Shares held by each such Stockholder (a) in favor of the Merger Agreement and the Merger and (b) against any alternative proposal.

On January 11, 2008, Teradyne executed a confidentiality agreement with the Issuer (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which, among other things, Teradyne agreed on behalf of itself and its representatives, subject to certain exceptions, to keep confidential all non-public information furnished by the Issuer and to use such information solely for the purpose of evaluating a possible transaction between the parties. The Confidentiality Agreement also includes customary mutual employee non-solicitation provisions operative for one year from the date of the Confidentiality Agreement. The Confidentiality Agreement further includes customary standstill provisions, operative for a maximum of one year from the date of the Confidentiality Agreement, prohibiting each of the Issuer and Teradyne from, among other things, acquiring any voting securities issued by the other, without the prior written consent of the other party or the other party’s Board of Directors.

The foregoing descriptions of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Statement, a copy of the form of Stockholder Agreement is attached as Exhibit 2 to this Statement.

Page 5 of 9	Schedule 13D

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned in connection with the Stockholder Agreements, Teradyne has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own (with the sole right to vote and dispose of) any shares of Common Stock.

As a result of the Stockholder Agreements, Teradyne may be deemed to have the power to vote up to 9,070,784 shares of Common Stock in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Teradyne may be deemed to be the beneficial owner of an aggregate of 9,070,784 shares of Common Stock, constituting approximately 39.4% of the issued and outstanding shares of Common Stock as of August 29, 2008, as represented by the Issuer in the Merger Agreement.

Teradyne (i) is not entitled to any rights as a stockholder of the Issuer as to the Common Stock covered by the Stockholder Agreements, except as otherwise expressly provided in the Stockholder Agreements, and (ii) disclaims any beneficial ownership of such shares.

Except as set forth in this Item 5(a) and (b), none of Teradyne nor, to its knowledge, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.

(c) Except for the agreements described above, to Teradyne’ knowledge, no transaction in the class of securities reported has been effected during the past 60 days by any person named in Schedule A or Item 5(a) and (b).

(d) To Teradyne’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except for the agreements described above, to the knowledge of Teradyne, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Agreement and Plan of Merger by and among Teradyne, Inc., Turin Acquisition Corp. and Eagle Test Systems, Inc., dated September 1, 2008 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Teradyne on September 3, 2008).

Exhibit 2: Form of Stockholder Agreement between Teradyne Inc. and each of the Stockholders party thereto, dated September 1, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Teradyne on September 3, 2008).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2008

/s/ EILEEN CASAL
Eileen Casal
Vice President, General Counsel and Secretary

SCHEDULE A

Directors and Executive Officers of Teradyne, Inc.

The current corporate executive officers and directors of Teradyne, Inc. are listed below. The address of Teradyne, Inc. is: 600 Riverpark Drive, North Reading, Massachusetts 01864. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Teradyne, Inc., and, where applicable, the business address listed for each individual not principally employed by Teradyne, Inc. is also the address of the corporation or other organization which principally employs that individual. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Directors

James W. Bagley	Mr. Bagley has served as Executive Chairman of the Board of Directors of Lam Research Corporation since June 2005 and previously, from September 1998 to June 2005, served as Chairman of the Board of Directors and, from August 1997 until June 2005, served as Chief Executive Officer. He served as Chairman and Chief Executive Officer of OnTrak Systems, Inc. from May 1996 until July 1997. From November 1981 until May 1996, Mr. Bagley served in various capacities at Applied Materials, Inc., including President and Chief Operating Officer from 1987 through 1994, Vice Chairman and Chief Operating Officer from January 1994 until October 1995, and Vice Chairman from October 1995 until May 1996.

Michael A. Bradley	Mr. Bradley has served as Chief Executive Officer of Teradyne since May 2004 and as President since May 2003. He served as President of the Semiconductor Test Division from April 2001 until May 2003 and as Chief Financial Officer from July 1999 until April 2001. He served in various Vice President positions within Teradyne from 1992 until 2001.

Albert Carnesale	Mr. Carnesale has served as Chancellor Emeritus and Professor of the University of California, Los Angeles since July 2006 and served as Chancellor from July 1997 to July 2006. He served as Provost of Harvard University from October 1994 until June 1997 and was the Dean of The John F. Kennedy School of Government from November 1991 through December 1995 where he also served as Professor of Public Policy from 1974 through 1995.

Edwin J. Gillis	Mr. Gillis served as Senior Vice President of Administration and Integration of Symantec Corporation from July 2005 to December 2005, following the merger of Veritas Software Corporation and Symantec Corporation. He served as Executive Vice President and Chief Financial Officer of Veritas Software Corporation from November 2002 to June 2005. From September 1995 to November 2002, Mr. Gillis served as the Executive Vice President and Chief Financial Officer of Parametric Technology Corporation. From 1991 to September 1995, Mr. Gillis served as the Chief Financial Officer of Lotus Development Corporation. Prior to joining Lotus, Mr. Gillis was a Certified Public Accountant and a partner at Coopers & Lybrand L.L.P.

Vincent M. O’Reilly	Mr. O’Reilly has served as a Distinguished Senior Lecturer at the Carroll Graduate School of Management of Boston College since October 1997. From 1969 until his retirement in September 1997, he was a partner, Chief Operating Officer or Vice Chairman at Coopers & Lybrand LLP.

Paul J. Tufano	Mr. Tufano served as Executive Vice President and Chief Financial Officer of Solectron Corporation from January 2006 to October 2007 and served as interim Chief Executive Office from February 2007 to October 2007. Mr. Tufano served as President and Chief Executive Officer at Maxtor Corporation from February 2003 to November 2004. Prior to that time, he served as Executive Vice President and Chief Operating Officer from April 2001 and as Chief Financial Officer from July 1996 at Maxtor Corporation. From 1979 until he joined Maxtor Corporation in 1996, Mr. Tufano held a variety of management positions in finance and operations at International Business Machines Corporation (“IBM”).

Roy A. Vallee	Mr. Vallee has been Chairman of the Board of Directors and Chief Executive Officer of Avnet, Inc. since July 1998. From November 1992 until July 1998, he was Vice Chairman of the Board of Directors of Avnet, Inc. He also served as President and Chief Operating Officer of Avnet, Inc. from March 1992 until July 1998.

Patricia S. Wolpert	Ms. Wolpert has been the owner of Wolpert Consulting LLC since October 2003. From December 2001 until her retirement in March 2003, she served as Vice President, Sales Transformation, Americas, at IBM. From June 2000 until December 2001, Ms. Wolpert served as Vice President, Central Region, Americas, at IBM and from January 1999 until June 2000, served as Vice President, Business Operations, Americas, at IBM. From January 1993 until December 1998, she served in various capacities at IBM, including General Manager System Sales, Latin America; Executive Assistant to the Chairman’s Office; General Manager, Northeast Area; Vice President of Operations, Northeast Area; and General Manager, Northern New England. In January 2007, Ms. Wolpert began serving as the independent Chair of the Board of Directors of Teradyne.

Executive Officers

Michael A. Bradley	Mr. Bradley has served as Chief Executive Officer of Teradyne since May 2004 and as President since May 2003. He served as President of the Semiconductor Test Division from April 2001 until May 2003 and as Chief Financial Officer from July 1999 until April 2001. He served in various Vice President positions within Teradyne from 1992 until 2001.

Gregory R. Beecher	Mr. Beecher has served as Vice President and Chief Financial Officer of Teradyne since 2001 and Treasurer of Teradyne from 2003 to 2005 and since 2006. Prior to joining Teradyne he was a partner at PricewaterhouseCoopers LLP from 1993 to 2001.

Eileen Casal	Ms. Casal has served as Teradyne’s Vice President, General Counsel and Secretary since 2003. Prior to joining Teradyne, Ms. Casal served as Vice President, General Counsel and Corporate Secretary of GSI Lumonics, Inc. from 2001 until 2003. She served as Vice President, General Counsel and Corporate Secretary of Adero, Inc. from 2000 until 2001. She served as Vice President, General Counsel and Assistant Clerk of Teradyne from 1999 to 2000. From 1986 until 1999, Ms. Casal held a number of legal positions at Stratus Computer, Inc., including Vice President, General Counsel and Assistant Clerk.

Jeffery R. Hotchkiss	Mr. Hotchkiss has served as Teradyne’s President of Systems Test Group since 2007. He served as Teradyne’s President of Assembly Test Systems from 2004 to 2007 and President of Diagnostic Solutions from 2005 to 2007. Mr. Hotchkiss was a director, Chief Executive Officer and President of Empirix, Inc. Corporation from 2000 to 2004. He also served as Teradyne’s Chief Financial Officer from 1997 to 1999 and Vice President of Teradyne from 1990 to 1999.

Mark E. Jagiela	Mr. Jagiela has served as Teradyne’s President of Semiconductor Test Systems since 2003. He served as a Vice President of Teradyne from 2001 to 2003. He served as General Manager of Teradyne’s VLSI Test Division from 2000 to 2001. Mr. Jagiela was VLSI Test Division Engineering Manager from 1999 to 2000 and Teradyne’s Japan Division General Manager from 1991 to 1999.

SCHEDULE B

Shares of Common Stock of Eagle Test Systems, Inc. Beneficially Owned by the Stockholders

Stockholder	Shares Owned		Shares issuable upon exercise of outstanding options
Leonard A. Foxman	2,909,971	*
Theodore D. Foxman	6,729		14,815
Foxman Family LLC	2,152,868
TA IX L.P.	4,372,014
TA/Atlantic and Pacific IV L.P.	1,234,603
TA Strategic Partners Fund A L.P.	89,492
TA Strategic Partners Fund B L.P.	16,060
TA Investors LLC	347,527
TA Subordinated Debt Fund, L.P.	94,388

*	Includes 2,152,868 shares held by Foxman Family LLC, of which Leonard A. Foxman is the manager. Leonard A. Foxman has voting and investment power with respect to the shares held of record by Foxman Family LLC and is the father of Theodore Foxman and Robin Cleek. Leonard A. Foxman has no economic interest in Foxman Family LLC. The members of Foxman Family LLC are ten trusts for the benefit of Theodore Foxman and his descendants, of which Theodore Foxman is the trustee and which trusts collectively have a 62.5% economic interest in Foxman Family LLC, and six trusts for the benefit of Mrs. Robin Cleek and her descendants, of which Mrs. Cleek is the trustee and which trusts collectively have a 37.5% economic interest in Foxman Family LLC. Also includes 30,112 shares which are held in his individual account in the Issuer’s Profit Sharing and Employee Savings Plan, and 25,900 shares which are held in his spouse’s individual account in the Issuer’s Profit Sharing and Employee Savings Plan.